FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




     RECOMMENDED CASH OFFER FOR BIRSE GROUP PLC GROUP BY BALFOUR BEATTY PLC

Further to the recommended cash offer for Birse Group plc by Balfour Beatty plc of 16.625 pence per Birse share announced today, HSBC Bank plc has given an irrevocable undertaking to accept the offer in respect of its holding of 19,439,838 Birse shares (representing approximately 10.1 per cent of the issued share capital of Birse) for a total consideration of GBP3.2 million.

The undertaking will cease to be binding in the event of a higher competing offer.

The terms of the offer are set out in the announcement made today to the London Stock Exchange by Balfour Beatty plc.

HSBC Bank plc
HSBC Bank plc is a wholly owned subsidiary of HSBC Holdings plc which serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,502 billion at 31 December 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  26 June 2006